Exhibit 2

Baja Mining Corp.

Consolidated Financial Statements
December 31, 2009 and 2008
(expressed in thousands of Canadian dollars)

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements are the responsibility of management. The consolidated financial statements of Baja Mining Corp. (“Baja”) have been prepared within reasonable limits of materiality and in accordance with Canadian generally accepted accounting principles. Since a precise determination of many assets and liabilities is dependent on future events, the preparation of financial statements necessarily involves the use of estimates and approximations. These have been made using careful judgment and with all information available up to March 26, 2010.

To meet its responsibility for reliable and accurate financial statements, management has established systems of internal control which are designed to provide reasonable assurance that financial information is relevant, reliable and accurate, and that assets are safeguarded and transactions are executed in accordance with management’s authorization.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009. In making its assessment, management has used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in its “Internal Control–Integrated Framework”. Based on our assessment, utilizing those criteria, management concluded that the Company’s internal control over financial reporting was effective as at that date.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP on behalf of the shareholders. Their responsibility is to express a professional opinion on the fair presentation of the consolidated financial statements in accordance with Canadian generally accepted accounting principles. The Independent Auditors’ Report outlines the scope of their examination and sets forth their opinion.

The Audit Committee of the Board of Directors, composed of three independent directors, meets periodically and has reviewed these statements with management and the Auditors and has recommended their approval to the Board of Directors. The Board of Directors has approved the consolidated financial statements of Baja.

/s/ John Greenslade	/s/ Rowland Wallenius

John Greenslade	Rowland Wallenius
President and Chief Executive Officer	Chief Financial Officer

Vancouver, B.C.
March 26, 2010

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Independent Auditors’ Report

To the Shareholders of Baja Mining Corp.

We have completed integrated audits of Baja Mining Corp.’s 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Baja Mining Corp. (“the Company”) as at December 31, 2009 and December 31, 2008, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Company’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control — Integrated Framework issued by the COSO.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, BC
March 26, 2010

Baja Mining Corp.
Consolidated Balance Sheets
As at December 31, 2009 and 2008

(expressed in thousands of Canadian dollars, unless stated otherwise)

	2009	2008

Assets

Current assets
Cash and cash equivalents	6,255	59,235
Short term deposits (note 3)	16,349	1,000
Other receivables	904	3,337
Deposits and prepaid expenses	90	5,742
	23,598	69,314
Mineral properties (note 4)	155,647	126,362
Property, plant and equipment (note 5)	1,687	2,709
	180,932	198,385
Liabilities

Current liabilities
Accounts payable and accrued liabilities	3,846	12,032
Current portion of environmental liabilities (note 7)	352	1,036
Income taxes payable (note 11)	850	-
	5,048	13,068
Refundable deposit liability (note 6)	9,786	10,904
Environmental liabilities (note 7)	472	872
Loans from non-controlling interest (note 8)	36,416	39,354
	51,722	64,198
Shareholders’ Equity

Share capital (note 9 (b))	109,979	109,611
Share purchase warrants (note 9 (c))	16,077	16,077
Contributed surplus (note 9 (f))	91,924	89,349
Deficit	(88,770)	(80,850)
	129,210	134,187
	180,932	198,385
Commitments and contingencies (note 13)
Subsequent events (note 18)

On behalf of the Board

/s/ Robert Mouat	Director	/s/ C. Thomas Ogryzlo	Director

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Operations and Comprehensive Loss
For the years ended December 31, 2009 and 2008

(expressed in thousands of Canadian dollars, unless stated otherwise)

	2009	2008

Expenses

Amortization and accretion	792	596
General and administration	922	1,152
Management and directors fees (note 10)	294	293
Professional and consulting fees	828	894
Research	238	61
Shareholders information	509	657
Stock-based compensation expense (note 9 (e))	1,583	822
Wages and subcontracting	2,204	1,341

Loss before other items	(7,370)	(5,816)

(Loss) gain on disposal of property, plant & equipment and construction in progress	(1,454)	307
Finance and development costs expensed	(1,033)	(1,700)
Foreign exchange gain	1,412	3,802
Net interest income and other	139	1,114

Loss before income tax	(8,306)	(2,293)
Income tax (note 11)	386	-
Loss and comprehensive loss for the year	(7,920)	(2,293)

Basic and diluted loss per share for the year	(0.06)	(0.02)

Weighted average number of shares outstanding – basic and diluted	143,196,227	142,633,754

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2009 and 2008

(expressed in thousands of Canadian dollars, unless stated otherwise)

	2009	2008

Share capital
Balance – beginning of year	109,611	105,841
Shares issued on exercise of warrants	-	2,450
Fair value of warrants exercised	-	1,122
Shares issued on exercise of stock options	116	116
Fair value of stock options exercised	252	82

Balance – end of year	109,979	109,611

Share purchase warrants
Balance – beginning of year	16,077	17,199
Fair value of shares issued on exercise of warrants	-	(1,122)

Balance – end of year	16,077	16,077

Contributed Surplus
Balance – beginning of year	89,349	6,745
Fair value of stock options vested	2,827	1,542
Fair value of stock options exercised	(252)	(82)
Contribution relating to funding of mineral property costs	-	69,380
Contribution relating to refundable deposit liability (note 6)	-	1,387
Contribution relating to loans from non-controlling interest (note 8)	-	10,377

Balance – end of year	91,924	89,349

Deficit
Balance – beginning of year	(80,850)	(78,557)
Loss for the year	(7,920)	(2,293)

Balance – end of year	(88,770)	(80,850)

Total Shareholders’ Equity	129,210	134,187

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2009 and 2008

(expressed in thousands of Canadian dollars, unless stated otherwise)

	2009	2008

Cash flows from operating activities
Loss for the year	(7,920)	(2,293)
Items not affecting cash
Amortization and accretion	792	596
Loss (gain) on disposal of property, plant & equipment and construction in progress	1,454	(307)
Stock-based compensation expense	1,583	821
Unrealized foreign exchange	(7,954)	7,772
Finance and development costs expensed	1,033	1,700
Income tax provision	(386)	-

	(11,398)	8,289
Special warrants liability payment	(406)	-
Reclamation activities undertaken in the period	(517)	-
Net changes in working capital balances
Other receivables	2,433	(276)
Deposits and prepaids	199	1,045
Accounts payable and accrued liabilities	(329)	137

	(10,018)	9,195

Cash flows from investing activities
(Investment in) redemption of short term deposits	(15,349)	31,183
Expenditure on capitalized development costs	(32,395)	(107,111)
Acquisition of property, plant and equipment	(242)	(1,347)
Disposal of property, plant & equipment	1,898	350

	(46,088)	(76,925)

Cash flows from financing activities
Net proceeds from issuance of common shares	116	2,566
Contribution relating to funding of mineral property costs	-	69,380
Refundable deposit received from sale of property interest (note 6)	-	10,186
Loans from non-controlling interest (note 8)	3,009	43,790

	3,125	125,922
(Decrease) increase in cash and cash equivalents	(52,980)	58,192
Cash and cash equivalents - Beginning of year	59,235	1,043

Cash and cash equivalents - End of year	6,255	59,235

Supplemental cash flow information (note 14)

See accompanying notes to the consolidated financial statements.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

1	Nature and continuance of operations

Baja Mining Corp. (“the Company”) was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company’s primary focus is the development of the El Boleo copper-cobalt-zinc-manganese deposit (the “Boleo Project”) located near Santa Rosalia, Baja California Sur, Mexico. The Company is a reporting issuer in British Columbia and began trading on the Toronto Stock Exchange as of February 7, 2007 (previously listed on the TSX Venture Exchange) and the Frankfurt Stock Exchange as of March 3, 2006. On September 11, 2009, the Company’s common shares also commenced trading on the Pink OTC’s top tier, OTCQX International. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation (now known as Mintec Processing Ltd. “Mintec”) through a reverse takeover.

The Company’s common shares have been registered in the United States through the filing of a Form 20-F Registration Statement with the United States Securities and Exchange Commission (“SEC”). The Form 20-F was filed with the SEC on December 8, 2006 and finalized as of January 15, 2007.

On May 29, 2007, the Company received the results of the Definitive Feasibility Study (“DFS”) on the economic and technical viability of the Boleo Project and, due to the positive results of the DFS, the Project has moved from the exploration stage to the development stage.

On June 30, 2008 the Company entered into an agreement with a Korean Consortium, whereby a 30% interest in Minera y Metalurgica del Boleo, S.A. de C.V. (“MMB”) was transferred to the Korean Consortium in order to secure a portion of the funding required for the Boleo Project capital costs.

On October 29, 2008, the Company elected to slow down the development of the Boleo Project as a result of the impact of the global financial crisis on short term metal prices and hedging prices, coupled with an effective shutdown of the global bank syndication and equity markets. The recoverability of the Company’s investment in its mineral properties is dependent upon the Company’s ability to complete sufficient debt financing, equity financing and the ability to generate profitable operations in the future (refer to management of financial risks as discussed in note 16).

In April 2009 the Company appointed an engineering firm on the revised scope of work tender for an Engineering, Procurement and Construction Management (“EPCM”) contract basis for the Boleo Project. The first phase of their scope includes a revised capital cost estimate (open book) and a revised project construction schedule, the results of which were announced by the Company on January 15, 2010.

These consolidated financial statements are presented in thousands of Canadian dollars, unless stated otherwise, and have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 17, accounting principles accepted in Canada differ in certain respects from the accounting principles generally accepted in the United States.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

2	Summary of significant accounting policies

a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company’s significant subsidiaries are Mintec, and its wholly owned subsidiary Invebaja, S.A. de C.V. (“Invebaja”). Invebaja holds a 70% interest in MMB, which holds the mineral property rights to the Boleo Project, as well as a 70% interest in Desarrollos y Servicios Costeros, SA de CV (“Costeros”) and Servicios y Desarrollos Meseta  Central, SA de CV (“Meseta”) respectively. All significant inter-company transactions and balances have been eliminated.

b)	Use of estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from these estimates. Significant estimates include the recoverable amount of mineral properties and related deferred costs, amortization rates, fair value of refundable deposit liability, fair value of special warrant liability, asset retirement obligations, fair value of loans from non-controlling interest, fair value of warrants issued on private placements, stock based compensation, income taxes and future income taxes.

c)	Mineral properties

The Company is in the process of developing its mineral properties and has capitalized the acquisition costs for its property rights and mining concessions. The Company has adopted the policy of expensing mineral exploration costs incurred prior to the completion of an economic feasibility study and defers directly related costs once the economic feasibility study is complete. On May 29, 2007 the DFS was completed for the Boleo Project. When the Company incurs debt directly related to the construction of a qualifying asset, the related financing costs are capitalized during the construction period of the particular asset.

Capitalized costs for a producing project are amortized on a unit-of-production method based on the estimated life of ore reserves, while capitalized costs for prospects abandoned or impaired are written off.

Ownership of mineral properties involves certain inherent risks due to the difficulties of determining and obtaining clear title to claims as well as the potential for problems arising from the frequently ambiguous conveyance history characteristics of many mineral properties. The Company has investigated ownership of its mineral properties and, to the best of its knowledge, ownership of its interests are in good standing.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

d)	Impairment of long-lived assets

Management reviews and evaluates the carrying value of its long-lived assets for impairment when events or changes in circumstances indicate that the carrying amount of the related asset may not be recoverable. If the total estimated future operating cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is recognized and assets are written down to fair value, which is normally determined using the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered by considering alternative methods of determining fair value.

e)	Property, plant and equipment and amortization

Property, plant and equipment are recorded at cost and amortization begins when the asset is substantially put into service. Amortization of assets is calculated using the straight-line method over the following estimated useful life:

Office equipment and furniture	five years
Leasehold improvements	five years
Computer equipment	three years
Vehicles	five years
Software	two years
Buildings	twenty years
Mining machinery and equipment	five years
Transportation equipment	four years

f)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

g)	Short-term deposits

Short term deposits include term deposits and short term highly liquid investments with the original term to maturity of greater than three months but less than one year.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

h)	Financial instruments

The Company classifies financial instruments as either held-to-maturity, available-for-sale, held for trading, loans and receivables or other financial liabilities. At the respective balance sheet dates, the Company’s financial instruments consisted of cash and cash equivalents, short-term deposits, other receivables, deposits, accounts payable and accrued liabilities, the special warrant liability included in environmental liabilities, refundable deposit liability as well as loans from non-controlling interest.

Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with the unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with the unrealized gains and losses recognized in the statement of operations.

The following is a summary of the categories the Company has elected to apply to each of its significant financial instruments:

Financial instrument	Category

Cash and cash equivalents	Held for trading
Short-term deposits	Held for trading
Other receivables	Loans and receivables
Deposits	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Special warrant liability	Other financial liabilities
Refundable deposit liability	Other financial liabilities
Loans from non-controlling interest	Other financial liabilities

The carrying values of other receivables, deposits, accounts payable and accrued liabilities approximates their fair values due to the short-term nature of these balances.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

i)	Asset retirement obligations

The Company recognizes a liability for legal obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs are recognized at fair value, when a reasonable estimate of fair value can be made, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset.

The liability is accreted to the full value over time, applying the interest rate that was used in the initial measurement of the fair value and the corresponding asset is amortized over its expected life. The amount of the liability is subject to re-estimation at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimate of its ultimate reclamation liabilities could change as a result of changes in contractual requirements, laws or regulations, the extent of environmental remediation required or completed, the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

j)	Foreign currency translation

The Company’s functional currency is the Canadian dollar. Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian dollars using the temporal method. Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the year. Exchange gains or losses arising from these translations are included in income for the year.

References to thousand United States dollars are denoted as “US$”.

k)	Income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. These future income tax assets and liabilities are measured using the substantively enacted income tax rates that will be in effect when the temporary differences are expected to reverse. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

l)	Stock options and warrants

The Company accounts for stock options and warrants at fair value. Compensation expense for options granted is determined based on the estimated fair value of the options at the measurement date using the Black-Scholes option pricing model. The compensation expense for options vesting immediately is recognized in the period of the grant. Compensation expense for options which vest over time is recognised on a graded vesting basis over the vesting periods. The compensation expense is either expensed to administration or recorded in exploration or development costs when grants are to individuals working directly on mineral projects. Consideration paid by the option holder, at the time options are exercised, is recorded as an increase to share capital. Warrant grants are recorded at the estimated fair value using the Black-Scholes option pricing model.

m)	Basic and diluted earnings (loss) per share

Basic earnings (loss) per share are computed by dividing the earnings (loss) for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method. Since the Company has losses, the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

n)	Comparative figures

Certain of the comparative figures have been reclassified to conform to the presentation of the current year.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

o)	New accounting requirements

The Company has adopted the following new standards effective January 1, 2009:

i)

CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaces Section 3062, “Goodwill and Intangible Assets,” and CICA Section 3450, “Research and Development Costs,” and EIC-27, “Revenues and Expenditures during the Pre-operating Period”. The new Section also caused amendments to Accounting Guideline (AcG) 11, “Enterprises in the Development Stage,” and CICA Section 1000, “Financial Statement Concepts.” The Standard reinforces the principle-based approach to the recognition of assets only in accordance with the definition of an asset and the criteria for asset recognition; and clarifies the application of the concept of matching revenues and expenses such that the current practice of recognizing assets that may not meet the definition and recognition criteria are eliminated. The standard also provides guidance for the recognition of internally developed intangible assets (including research and development activities), ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.

It was determined that the adoption of this standard did not have a material impact on the consolidated financial statements of the Company as the Company continues to expense research costs related to Manganese until such time as the Company publishes a definitive feasibility study on the economic and technical viability of Manganese production at the Boleo Project.

ii)

Emerging Issues Committee Abstract EIC 173, “Credit Risk and the Fair Value of Financial Assets and Liabilities” was adopted effective January 20, 2009. The EIC determines that counterparty credit risk and an entity`s own credit risk should be taken into account in estimating the fair value of financial assets and liabilities, including derivatives. It was determined that this Abstract did not have a material impact on the consolidated financial statements of the Company, as the previously recognized fair values of financial assets and liabilities reflected an appropriate measure of the parties’ credit risk.

iii)

Emerging Issues Committee Abstract EIC 174, “Impairment Testing of Mineral Exploration Properties” was adopted effective February 28, 2009. The EIC provides guidance on the appropriateness of capitalizing exploration costs prior to establishing mineral reserves and also provides additional guidance to evaluating capitalized exploration costs for possible impairment. The adoption of this Abstract did not have any impact on the Company`s consolidated financial statements since it is the Company’s accounting policy to expense exploration costs incurred on any properties in the pre-feasibility stage.

iv)

In 2009 the Accounting Standards Board amended CICA handbook Section 3862 “Financial Instruments – Disclosures” (“Section 3862”), to require enhanced disclosures – a “fair value hierarchy” that classifies financial instruments at one of three levels according to the relative reliability of the inputs used to estimate the fair values. The new disclosure requirements of this standard are addressed in Note 16.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

2	Summary of significant accounting policies (continued)

p)	New accounting pronouncements not yet effective

The CICA issued new Handbook Section 1582, “Business Combinations”, Handbook Section 1600, “Consolidated Financial Statements” and Handbook Section 1601, “Non-controlling Interests” in January 2009 which establish a new section for accounting for a non-controlling interest in a subsidiary. These new standards are expected to align Canadian GAAP with the provisions of the International Financial Reporting Standards (“IFRS”) equivalent IFRS3, “Business Combinations” and IAS 27, “Consolidated and Separate Financial Statements”. The new standards will be effective for business combinations for which the acquisition date is on or after January 1, 2011. The Company is evaluating the impact of these new standards on the Company’s consolidated financial statements as part of the Company’s IFRS initiatives.

3	Short term deposits

The Company has invested in one year guaranteed term deposits with its Canadian Chartered Bank at fixed interest rates established at the time of investment. All deposits mature within one year of December 31, 2009. $523 of the short term investments at December 31, 2009 (2008 - $Nil) serve as security for a letter of credit issued to one of the Company’s vendors.

4	Mineral properties

The acquisition and deferred costs capitalized on the Boleo Project are as follows:

	2009	2008

Land	735	735
Mining concessions	281	166
Deferred development costs
Stock based compensation	2,170	926
Accretion of special warrant liability	277	186
Accretion of loans from non-controlling interest	435	139
Amortization	611	264
Asset retirement obligation capitalized	619	832
Engineering	32,821	30,807
Site work	36,713	31,304
Construction in progress – Acid plant	14,902	13,162
Construction in progress – Equipment	35,956	31,530
Construction in progress – Other	9,012	1,804
Salary, consulting, financing and other costs	21,115	14,507

Total at cost	155,647	126,362

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

5	Property, plant and equipment

			2009

	Cost	Accumulated amortization	Net

Computer equipment and software	614	(551)	63
Leasehold improvements	149	(115)	34
Machinery and equipment	636	(326)	310
Office equipment and furniture	226	(142)	84
Transportation equipment	963	(338)	625
Buildings	659	(88)	571

	3,247	(1,560)	1,687

			2008

	Cost	Accumulated amortization	Net

Computer equipment and software	566	(381)	185
Leasehold improvements	149	(85)	64
Machinery and equipment	1,313	(233)	1,080
Mining equipment	86	(86)	-
Office equipment and furniture	224	(107)	117
Transportation equipment	877	(115)	762
Buildings	556	(55)	501

	3,771	(1,062)	2,709

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

6	Refundable deposit liability

Included in the cash proceeds received from the transaction with the Korean Consortium (notes 1 and 8), is a refundable deposit liability of US$10,000, which is refundable to the Korean Consortium should a decision be made not to produce manganese from the Boleo Project. Alternatively, additional consideration may be paid to the Company of approximately US$13,000 upon a positive decision related to the production of manganese. This decision must be made by the Company on the later of final economic completion of the Boleo Project or May 30, 2011.

	Face value	Amount recognized	Amount recognized
	US$	US$	Cdn$

Refundable deposit received in sale of 30% interest	10,000	8,627	8,799
Accretion of discounted liability for the period	-	296	333
Unrealized foreign exchange gain for the period	-	-	1,772

Balance - December 31, 2008	10,000	8,923	10,904

Accretion of discounted liability for the period	-	427	487
Unrealized foreign exchange gain for the period	-	-	(1,605)

Balance – December 31, 2009	10,000	9,350	9,786

At December 31, 2009, the Company estimated the fair value of the refundable deposit liability at $8,846 (face value of US$10,000) based on an estimated discount rate of 12.6% applied through the remaining 17 months to May 30, 2011. The discount rate was estimated by management taking into account:

  an element of the cost of borrowing;

  the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to the refundable deposit liability as viewed at December 31, 2009, considering that the liability is unsecured;

  the credit risk of MMB.

The exchange rate applied in the valuation at December 31, 2009 was US$0.9555/$1.00.

7	Environmental liabilities

	2009	2008

Special warrants liability (note 7 (a))	653	1,074
Asset retirement obligation (note 7 (b))	171	834
	824	1,908
Less – current portion	(352)	(1,036)

Long-term balance	472	872

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

7	Environmental liabilities (continued)

a)	Special warrants liability

On January 9, 2007, the Company reached an agreement with the Commission of Natural Protected Areas (CONANP), Bank Monex, and Ecobanca, a Mexican non-profit organization, to establish a trust fund to support environmental conservation measures within the El Vizcaino Biosphere. The Company’s Boleo Project property is located within the “Buffer Zone” of this Biosphere. The Company paid US$100 on January 31, 2007, and issued three Special Warrants on January 9, 2007, for an aggregate of 180,000 common shares of the Company. The remaining Special Warrants will mature in each of February 2010 and 2011, respectively. Each Special Warrant may be converted, in whole or in part, at any time prior to maturity into 60,000 common shares of the Company. In addition, the trustee of the Special Warrants can require the Company to repurchase any or all of the Special Warrants represented by a certificate at a price of US$5.555 per underlying common share at any time within 30 days of the Maturity Date of each such Special Warrant. The Special Warrants contain provisions for cancellation prior to a maturity date if development of the Boleo Project does not proceed. If cancellation occurs after any of the maturity dates, any matured or exercised certificates are considered a final contribution to the trust fund.

The fair value of the special warrants granted on January 9, 2007 was estimated at $48, using the Black-Scholes pricing model. The weighted average assumptions applied included a risk free interest rate of 4.19%, a dividend yield of nil%, an expected volatility of 91% and an expected life of the warrants of three years.

The total repurchase liability of US$1,000 has been recorded, as the Project is expected to proceed. The liability has been discounted using an interest rate of 15%.

On February 4, 2009, and February 2, 2010 (note 18(a)), the Company made the first and second of three payments of US$333 each under the above agreement.

	Amount	Discounted	Discounted
	US$	US$	Cdn$

Balance – December 31, 2007	1,000	759	753
Accretion of discounted liability for the period	-	118	126
Unrealized foreign exchange gain for the period	-	-	195

Balance – December 31, 2008	1,000	877	1,074

Accretion of discounted liability for the period	-	80	91
Unrealized foreign exchange gain for the period	-	-	(106)
Less – Repayment	(333)	(333)	(406)

Balance – December 31, 2009	667	624	653
Less – current portion	(333)	(330)	(345)

Long term balance – December 31, 2009	334	294	308

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

7	Environmental liabilities (continued)

a)	Special warrants liability (continued)

The accretion charges recognized during the year has been capitalized to mineral properties as it is considered to form part of the acquisition costs of the project.

At December 31, 2009, the Company estimated the fair value of the special warrant liability at $646 based on an estimated discount rate of 12.6% applied through to the before-mentioned maturity dates. The exchange rate applied in the valuation at December 31, 2008 was US$0.9555/$1.00. The discount rate was estimated by management taking into account:

  an element of the cost of borrowing;

  the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to the special warrants liability, as viewed at December 31, 2009, considering that the loans are unsecured;

  the credit risk of MMB.

b)	Asset retirement obligation

In 2008, the Company assessed its initial obligation with regards to reclamation and decommissioning of assets at the Boleo Project. Accordingly, the Company estimated, as at December 31, 2009, the undiscounted closure costs would amount to $179, taking into account an estimated inflation rate of 5%. In assessing the initial carrying amount for the asset retirement obligation, the Company applied a credit-adjusted risk-free discount rate of 8% (LIBOR + 6%), resulting in an asset retirement obligation of $171.

Balance – December 31, 2007	-

Change in estimated amount of closure costs	832
Accretion of discounted liability for the period	2

Balance – December 31, 2008	834

Accretion of discounted liability for the period	67
Reclamation activities undertaken during the period	(517)
Change in estimated cash flows	(213)

Balance – December 31, 2009	171
Less – current portion	(7)

Long term balance – December 31, 2009	164

The estimate of the closure costs is subject to change based on the future planned development of the Boleo Project, as well as future amendments to laws and regulations that may affect the Company’s obligations. However, the Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future. The entire obligation is currently unfunded.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Loans from non-controlling interest

As part of the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium has agreed to fund 30% of the historic and future development costs of the project. The Korean Consortium’s funding contributions are repayable by MMB three years after the repayment of any senior debt, which is identical to the terms under which the Company funds the project. These amounts are unsecured and non-interest bearing:

	Face value	Amount recognized	Amount recognized
	US$	US$	Cdn$

Historic Expenditure funding (i)

Balance – December 31, 2008	13,867	3,716	4,542
Accretion of discounted liability for the period	-	260	296
Unrealized foreign exchange gain for the period	-	-	(676)
	13,867	3,976	4,162

Contribution to construction costs (ii)

Balance – December 31, 2008	28,029	28,029	34,812
Additional contributions to construction costs	2,790	2,790	3,009
Unrealized foreign exchange gain for the period	-	-	(5,567)
	30,819	30,819	32,254

Balance – December 31, 2009	44,686	34,795	36,416

(i)

Included in the proceeds from the sale of the 30% interest in MMB, was the Korean Consortium’s historical expenditure funding contribution of US$13,867 which was negotiated as part of the transaction. This transaction was considered to have occurred at arms length and therefore it was recognized at fair value.

(ii)

All contributions subsequently funded by the Korean Consortium, which amounted to US$30,819 were considered to be related party transactions since the Korean Consortium owns a 30% interest in MMB. Accordingly, these amounts were recognized at face value.

At December 31, 2009, the Company estimated the fair value of loans from non-controlling interest at $4,357 (face value of US$44,686), based on an estimated discount rate of 12.6% and an estimated period of 20 years to repayment. The exchange rate applied in the valuation at December 31, 2009 was US$0.9555/$1.00. The discount rate was estimated by management taking into account:

  an element of the cost of borrowing;

  the marginal rates charged on similar instruments, plus an adjustment for the specific risks relating to these instruments as viewed at December 31, 2009, considering that the loans are unsecured;

  the credit risk of MMB.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

8	Loans from non-controlling interest (continued)

The period to repayment was estimated at December 31, 2009, taking into account an estimated date of completing a senior debt financing and the anticipated repayment terms of such senior debt facility.

9	Share capital

a)	Authorized

Unlimited common shares without par value

b)	Details of share capital activity are as follows:

	Shares	Amount

Balance – December 31, 2007	140,698,514	105,841
Shares issued on exercise of warrants	2,035,823	2,450
Fair value of warrants exercised (note 9 (c))	-	1,122
Shares issued on exercise of stock options	330,000	116
Fair value of options exercised (note 9 (f))	-	82

Balance – December 31, 2008	143,064,337	109,611

Shares issued on exercise of stock options	330,000	116
Fair value of options exercised (note 9 (f))	-	252

Balance – December 31, 2009	143,394,337	109,979

c)	Details of share purchase warrant activity are as follows:

	Shares purchase warrants	Amount

Balance – December 31, 2007	33,033,816	17,199
Fair value of share purchase warrants exercised (note 9 (b))	(2,035,823)	(1,122)
Balance – December 31, 2008	30,997,993	16,077
Warrants expired during the period	(5,951,015)	-
	25,046,978	16,077

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

9	Share capital (continued)

d)	Warrants

A summary of the Company’s share purchase warrants at December 31, 2009 and the changes during the year are as follows:

		2009		2008

	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
		$		$

Balance - Beginning of year	30,997,993	1.87	33,033,816	1.83

Exercised	-	-	(2,035,823)	1.20
Expired	(5,951,015)	1.20	-	-

Balance - End of year	25,046,978	2.04	30,997,993	1.87

The following table summarizes information about share purchase warrants outstanding at December 31, 2009:

Range of prices	Number of warrants outstanding and exercisable	Weighted average contractual life	Weighted average exercise price
$		(years)	$

0.00 to 0.99	197,187	0.86	0.35
1.00 to 1.49	8,681,791	1.28	1.25
1.50 to 2.50	16,168,000	2.73	2.49

	25,046,978	2.21	2.04

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

9	Share Capital (continued)

e)	Stock options

A summary of the Company’s stock options at December 31, 2009 and 2008 and the changes during the years are as follows:

		2009		2008

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		$		$

Balance - Beginning of year	12,800,000	*0.51	9,365,000	1.08

Granted	2,985,000	0.57	4,415,000	1.25
Exercised	(330,000)	0.35	(330,000)	0.35
Expired/Cancelled	(1,750,000)	0.95	(650,000)	1.36
Forfeited	(630,000)	1.32	-	-

Balance – End of year	13,075,000	0.43	12,800,000	1.15

*On May 14, 2009, 9,430,000 of the outstanding stock options were re-priced to an exercise price of $0.40 per share. For comparative purposes this change in the exercise price has been reflected in the weighted average exercise price of the Balance - Beginning of the year 2009.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2009:

Range of prices	Number of outstanding options	Weighted average years to expiry	Weighted average exercise price	Number of exercisable options	Weighted average exercise price
$			$		$

0.35 to 0.49	10,790,000	2.39	0.40	8,815,000	0.39
0.50 to 0.99	2,285,000	4.37	0.57	571,250	0.57

	13,075,000	2.74	0.43	9,386,250	0.40

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

9	Share capital (continued)

e)	Stock options (continued)

The Company’s stock option plan (“the plan”) allows the Company to grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At December 31, 2009, the Company has reserved 14,073,109 (2008 – 14,403,109) common shares under the plan.

Options granted under the Plan will vest with the right to exercise one-quarter of the options upon conclusion of every six months subsequent to the grant date, unless the specified contract length is a shorter period.

The fair value of the options granted or modified during the period was estimated at each measurement date using the Black-Scholes option-pricing model. During the period, the Company granted 2,985,000 five-year stock options to consultants and employees, with a fair value of $951 attributed to these options. In addition, the Company modified 9,430,000 stock options by re-pricing all outstanding stock options priced above $0.40 to a level of $0.40. The option re-pricing was approved by shareholders at the Annual General Meeting on May 14, 2009.

As a result, the total stock-based compensation recorded during the period on all vesting options was $2,827 (2008 – $1,542). This has been recognized and charged (based upon the work carried out by the employee or consultant) to either administration ($1,583; 2008 - $822) or to mineral properties ($1,244; 2008 - $720), with the offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted during the year was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	2009	2008

Risk-free interest rate	1.46%	2.82%
Dividend yield	0%	0%
Expected volatility	85%	74%
Expected stock option life	3 years	3 years
Weighted average forfeiture rate	5.4%	13.5%
Weighted average fair value of stock options granted	$0.32	$0.46

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

9	Share capital (continued)

f)	Contributed surplus Details are as follows:

Amount

Balance – December 31, 2007	6,745

Fair value of options granted (note 9 (e))	1,542
Fair value of options exercised (note 9 (b))	(82)
Contribution relating to funding for mineral property costs	69,380
Contribution relating to refundable deposit liability (note 6)	1,387
Contribution relating to historical expenditure funding contribution (note 8)	10,377

Balance – December 31, 2008	89,349

Fair value of options vested	2,827
Fair value of options exercised	(252)

Balance – December 31, 2009	91,924

10	Related party transactions

The Company entered into the following transactions with directors or officers of the Company or with companies with directors or officers in common:

	2009	2008

Directors fees – administration	72	76
Management fees – administration	222	217
Management fees – mineral properties	387	655
	681	948

The above transactions, and the Korean Consortium’s contributions post closing (note 8), occurred in the normal course of operations, are measured at the exchange amount, which is the consideration established and agreed to by the related parties.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

11	Income taxes

a)	The Income tax provision included in the consolidated statements of operations and comprehensive loss consists of the following:

	2009	2008

Current income tax expense	850	-
Future income tax recovery	(1,236)	-
Income tax	(386)	-

During the year, the Company recognized future income tax liabilities related to mineral properties in the amount of $1,236. In accordance with the Company’s accounting policy on capitalization of mineral property costs, the corresponding income tax expense was capitalized to mineral properties. However, since the Company had previously unrecognized future income tax assets available, the Company was able to reduce the before mentioned recognized future income tax liability to zero, which resulted in a future income taxes recovery in the statement of operations and comprehensive loss.

b)

The Company operates in Canada and Mexico, and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of future years. Details of income tax expense for the years ended December 31 are as follows:

	2009	2008

Loss before income tax	8,306	2,293
Statutory rate	30.00%	30.50%

Expected recovery	2,492	700

Non-deductible expenses	(630)	(11)
Foreign tax rate differential	(753)	(163)
Foreign exchange and other	1,338	1,290

	2,447	1,816
Change in valuation allowance	(2,061)	(1,816)

Income tax	386	-

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

11	Income taxes (continued)

c)

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s future income tax assets as at December 31 are as follows:

	2009	2008

Future income tax assets
Non-capital loss carry-forwards	16,691	13,772
Property, plant and equipment	711	567
Share issuance costs	315	436
Accounts payable	83	110
	17,800	14,885
Valuation allowance	(16,564)	(14,503)
	1,236	382
Future income tax liabilities
Mineral properties	(1,236)	(382)
Net Future income tax liability	-	-

d)

During the year ended December 31, 2009, the Company utilized non-capital losses of $8,092 and as at December 31, 2009, the Company has cumulative non-capital losses for income tax purposes of $61,343 (2008 - $49,366) in Canada and Mexico, which may be used to reduce future taxable income. The income tax benefits, if any, of these losses have not been recorded in these consolidated financial statements because of uncertainty of their recovery. These losses will expire as follows:

2011	147
2012	322
2013	551
Thereafter	60,323

61,343

If utilized, these losses are expected to be utilized at substantively enacted future tax rates ranging from 30% to 25%.

e)

For tax purposes, Invebaja incurred capital losses during 2008 relating to the sale of 30% of its interest in MMB. These capital losses amounted to approximately $133,542, may be used to offset future capital gains, and do not expire.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

12	Segmented information

The Company has one operating segment, being the exploration and development of mineral properties, which is carried out in Mexico.

The breakdown by geographic segment for the year ended December 31, 2009 is as follows:

	Canada	Mexico	Consolidated

Capital assets	5,276	152,058	157,334
Current assets	20,535	3,063	23,598
Total assets	25,811	155,121	180,932

The breakdown by geographic segment for the year ended December 31, 2008 is as follows:

	Canada	Mexico	Consolidated

Capital assets	5,048	124,023	129,071
Current assets	35,250	34,064	69,314
Total assets	40,298	158,087	198,385

No revenues were earned in either of the geographic segments.

13	Commitments and contingencies

a)

The Company has entered into numerous contracts regarding development of the Boleo Project. Total contractual obligations entered at December 31, 2009 are estimated to be $1,961 (2008 - $23,033), the payments for which are all expected during 2010.

b)

The Company has a number of management and consulting agreements. The future commitments under these contracts as at December 31, 2009 amount to $630 (2008 - $1,103), the payments for which are all expected during 2010.

c)

The Company has committed to two operating leases for office space in Vancouver, expiring September 2010 (note 18 (c)). The Company has also committed to two operating leases (on a month-to-month basis) for office space in Mexico City. The future minimum lease payments amount to $78 (2008 - $185), all of which are expected during 2010.

d)

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

14	Supplemental cash flow information

The following are the non-cash investing and financing activities of the Company:

	2009	2008

(Decrease) increase in accounts payable and accrued liabilities related to mineral property and deferred development costs	(7,857)	9,203
Decrease (increase) in deposits and prepaid expenses related to mineral property and deferred development costs	5,452	(5,845)
Accretion of special warrant liability and historical expenditure funding contribution included in mineral property and deferred development costs	387	325
Stock-based compensation included in mineral property and deferred development costs	1,244	720

Other supplemental information:

Interest received	139	1,083
Realized foreign exchange (losses) gains	(2,818)	1,330
Unrealized foreign exchange (losses) gains on cash	(3,724)	10,244

15	Management of capital risk

It is the Company’s objective when managing capital to safeguard the Company’s ability to continue as a going concern, in order to pursue the development of the mineral property for its stakeholders. The Company has historically relied exclusively on equity sources for capital (common shares, options and warrants). However, in recent years the Company has expanded its sources of capital to special warrants and financing through a development partner. The Company continues working on a project debt financing package for the Boleo Project.

In the management of capital, the Company includes the components of shareholders’ equity, loans from non-controlling interest, special warrant liability and the refundable deposit liability.

The Company manages the capital structure and makes appropriate adjustments to it based upon changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets.

The Company’s short-term operating and capital budgets are reviewed and updated as necessary depending on various factors, including project status, successful capital deployment and general industry conditions.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

15	Management of capital risk (continued)

Following the completion of the revised Project Capital Cost estimate, issued January 15, 2010, the Company updated the project capital budget, as well as the economic model for the Boleo Project. The updates will form the foundation for completing construction financing. Subsequent to year-end, the Company filed a short form base shelf prospectus (note 18 (b)). Net proceeds from any offering under the base shelf prospectus will be used for the development of the Boleo Project as well as working capital requirements.

16	Management of financial risk

Measurement uncertainty: The Company and its financial advisors Endeavour Financial Corporation (“Endeavour”) continue discussions with numerous lending institutions and have now targeted certain institutions including export credit agencies, as the most effective path towards securing a revised credit and financing package for the project capital costs.

Despite the efforts of management and the Company`s partners, there is currently no assurance that the necessary financing will be obtained in the immediate future. The recoverability of the Company’s investment in its mineral property remains dependent upon the Company’s ability to complete debt and equity financings and successfully construct and develop the Boleo Project. These financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the recorded expenses and balance sheet classifications that would be necessary should the material risk related to financing the project prove to be insurmountable, and these adjustments could be material.

Foreign Currency Risk: The Company operates internationally with offices and operations in Canada and Mexico, which gives rise to the risk that its financial instruments may be adversely impacted by exchange rate fluctuations. A significant portion of its expenses are also incurred in US dollars and to a lesser extent other foreign currencies. A significant change in the currency exchange rates between the Canadian dollar relative to the Mexican peso or US dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations. However, as many of the Company’s obligations are denominated in US dollars, the impact of foreign exchange differences on US dollar denominated financial assets would be naturally hedged to an extent. A 10% fluctuation in the foreign exchange rate (either way, over or under) based on the Company’s foreign financial instruments as at December 31, 2009 would result in a foreign exchange gain or loss of approximately $2,727 (2008 - $1,000).

It is anticipated that the terms of future debt financing arrangements would require the Company to hedge a percentage of its foreign exchange risk.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	Management of financial risk (continued)

Foreign Currency Risk (continued)

As at December 31, 2009, the Company had the following foreign denominated financial assets and liabilities, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign currency amount	Canadian dollar amount

Cash and cash equivalents in United States dollars	5,711	5,983
Cash and cash equivalents in Mexican pesos	3,014	244
Short-term deposits in United States dollars	15,300	16,023
Other receivables in Mexican pesos	10,420	843
Deposits in United States dollars	27	28
Deposits in Mexican pesos	635	51
Accounts payable in United States dollars	2,285	2,416
Accounts payable in Mexican pesos	6,932	561
Accounts payable in Euros	326	517
Refundable deposit liability (note 6)	9,350	9,786
Environmental liability (note 7 (a))	624	653
Loans from non-controlling interest (note 8)	34,795	36,416

As at December 31, 2008, the Company had the following foreign denominated financial assets and liabilities, which are recorded at the Canadian dollar amount and are subject to foreign exchange risk:

	Foreign currency amount	Canadian dollar amount

Cash and cash equivalents in United States dollars	46,674	57,964
Cash and cash equivalents in Mexican pesos	1,147	105
Deposits in United States dollars	2,858	3,549
Deposits in Mexican pesos	111	10
Accounts payable in United States dollars	7,568	9,399
Accounts payable in Mexican pesos	3,686	338
Refundable deposit liability (note 6)	8,923	10,904
Environmental liability (note 7 (a))	877	1,074
Loans from non-controlling interest (note 8)	31,745	39,354

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	Management of financial risk (continued)

Liquidity risk: This refers to the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in note 15 to the consolidated financial statements.

The following table summarizes the Company`s known undiscounted obligations and commitments:

Contractual Obligations	Payments due by period Canadian dollars
	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
Accounts payable	$3,859		$3,859	$	Nil	$	Nil	$	Nil
Income taxes payable	$850		$850	$	Nil	$	Nil	$	Nil
Operating lease obligations	$78		$78	$	Nil	$	Nil	$	Nil
Contract and purchase commitments	$2,591		$2,591	$	Nil	$	Nil	$	Nil
Refundable deposit liability	$10,466	$	Nil		$10,466	$	Nil	$	Nil
Loans from non-controlling interest	$46,768	$	Nil	$	Nil	$	Nil		$46,768
Environmental obligations	$877		$356		$521	$	Nil	$	Nil
Total	$65,489		$7,734		$10,987	$	Nil		$46,768

Commodity price risk: The value of the Company’s mineral properties is related to the price of copper. In particular, the Company`s ability to complete the required financing for the capital construction of the Boleo project, is closely related to the short- and long-term outlook for copper. The price of copper has historically fluctuated widely and is affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, levels of worldwide production, short-term changes in supply and demand related to speculative activities, central bank lending, forward sales by producers and speculators, and other factors.

It is anticipated that the terms of future debt financing arrangement would require the Company to hedge a percentage of its future base metals production sales.

Credit risk: Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s investment policy is to invest its available cash in Canadian chartered bank guaranteed term deposits at fixed interest rates established at the time of investment. All its funds are available for project and corporate objectives. The Company’s cash and cash equivalents and short-term investments are composed of financial instruments issued by a Chartered Bank in Canada. These investments mature at various dates over the current operating period. The Company’s other receivables consist of general sales tax due from the Federal Governments of Mexico and Canada, as well as advances to vendors. The carrying amount of financial assets recorded in the financial statements (excluding cash and cash equivalents and short-term deposits) represents the Company’s maximum exposure to credit risk.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	Management of financial risk (continued)

Interest rate risk: The interest rate risk refers to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to changes to net loss or other comprehensive loss (as a result of changes in interest rates) is limited since:

  short-term deposits are accruing interest at fixed rates and are realizable within 30 days of year-end.

  other financial liabilities such as refundable deposit, special warrants liability and the historic expenditure funding from non-controlling interest are carried at amortized costs.

The impact on net loss of a 1% change in interest rates would amount to approximately $226 (2008 - $600).

Fair value measurements: Certain of the Company’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Unobservable (supported by little or no market activity) prices.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

16	Management of financial risk (continued)

The fair values of our financial assets and liabilities at December 31, 2009 are summarized in the following table:

	Fair Value – Quoted in active markets for identical asset (Level 1)	Fair Value - Significant other observable inputs (Level 2)	Fair Value - Significant unobservable inputs (Level 3)	Fair Value - Total	Book Value

Held for trading

Cash and cash equivalents	-	6,255	-	6,255	6,255
Short-term deposits	-	16,349	-	16,349	16,349

17	United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States (“US GAAP”).

Following the sale of 30% of the Company’s interest in MMB to the Korean Consortium, the Korean Consortium funded loans to MMB to the amount of US$30,819, in addition to the US$13,867 included in the initial proceeds from the sale of the interest. Although the initial amount of US$13,867 was considered an arms-length loan, the subsequent amounts are considered related party payables (since the Korean Consortium became a related party through the sale of the 30% interest in MMB). Under Canadian GAAP, financial liabilities payable to related parties are to be recognized at face value, while US GAAP requires such payables to be recognized at fair value.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

17	United States generally accepted accounting principles (continued)

As a result, under US GAAP, the difference between the fair value of the instruments and the face value is recognized in contributed surplus, and the fair value is accreted back to the face value of the instrument over the expected life of the instrument. As a result of the changes in the value of the payables at recognition, the effect of foreign exchange rates on these payables are also affected as indicated below.

For US GAAP purposes the fair value of these loans upon recognition, has been calculated at $7,968, applying the following assumptions:

Estimated period to repayment	20 years
Discount rates	6.71% on the amount of US$12,609
7.52% on the amount of US$15,420
12.59% on the amount of US$780
12.46% on the amount of US$450
12.45% on the amount of US$420
12.40% on the amount of US$300
12.60% on the amount of US$840

The accretion of these payables during the period was capitalized to mineral properties in accordance with the Company’s accounting policy for interest capitalization which is consistent for both Canadian GAAP and US GAAP.

Further, under US GAAP, the Company adopted SFAS-160 - Non-controlling Interests in Consolidated Financial Statements (“SFAS-160”) effective January 1, 2009. SFAS160 allows losses attributed to non-controlling interests to exceed their interest. That is, the non-controlling interest shall continue to be attributed its share of losses, even if that results in a deficit non-controlling interest balance. The non-controlling interest shall be presented in equity.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

17	United States generally accepted accounting principles (continued)

a)	The impact of the above differences between Canadian and US GAAP on the loss for the year ended December 31, as reported, is as follows:

	2009	2008

Loss and comprehensive loss for the year - Canadian GAAP	(7,920)	(2,293)
Adjustment of foreign exchange differences ¹	(4,270)	4,008
(Loss) income for the year - US GAAP	(12,190)	1,715
Less: (Income) attributable to non-controlling interest – US GAAP	(3,305)	-

Loss for the period attributable to shareholders – US GAAP	(15,495)	1,715

Basic and diluted earnings (loss) per share – US GAAP	(0.09)	0.01

1 As a result of initially recognizing the loans from non-controlling interest at fair value (under US GAAP), as opposed to full face value (under Canadian GAAP), the loan is recognized at a discounted US dollar-denominated value. As such, subsequent re-measurement to a Canadian dollar equivalent yielded a lower foreign exchange gain (loss) during the year.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

17	United States generally accepted accounting principles (continued)

b)	The impact of the above differences between Canadian and US GAAP on the statements of changes in shareholders’ equity, as reported, is as follows:

	2009	2008

Shareholders’ equity - Canadian GAAP	129,210	134,187
Fair value adjustment recognized in contributed surplus	25,111	22,361

Adjustment of foreign exchange differences	(262)	4,008
Income attributed to non-controlling interest	(3,305)	-

Shareholders’ equity attributable to shareholders – US GAAP	150,754	160,556
Shareholders’ equity attributable to non-controlling interest	3,305	-

Total Shareholders’ equity - US GAAP	154,059	160,556

c)	The impact of the above differences between Canadian and US GAAP on the balance sheets, as reported, is as follows:

	2009	2008

Total assets - Canadian GAAP	180,932	198,385
Accretion recognized in mineral properties	776	174

Total assets - US GAAP	181,708	198,559

Total liabilities - Canadian GAAP	51,722	64,198
Fair value adjustment recognized in contributed surplus	(25,111)	(22,361)
Adjustments to foreign exchange differences	262	(4,008)
Accretion recognized	776	174

Total liabilities - US GAAP	27,649	38,003

d)	There was no impact to the statement of cash flows between Canadian and US GAAP.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

17	United States generally accepted accounting principles (continued)

e)	Development Stage Company

The Company meets the definition of a development stage enterprise under FASB Accounting Standard Codification (“ASC”) No. 915, Development Stage Entities, and as such is required to include additional disclosures. Effective April 20, 2004, pursuant to a share exchange agreement, the Company acquired all the issued and outstanding shares of Mintec International Corporation (“Mintec”) by issuing 40,000,000 common shares of the Company. The transaction resulted in a change of control and therefore, the transaction was treated as a reverse takeover for accounting purposes whereby Mintec was identified as the acquirer. In accordance with the principles of reverse takeover accounting, consolidated financial statements are considered a continuation of the financial statements of the legal subsidiary, Mintec. As such, the cumulative results presented include the results of Mintec for all periods prior to April 20, 2004.

The following additional disclosures are required under SFAS No. 7:

Consolidated Statements of Operations and Comprehensive Loss

Cumulative from inception to December 31, 2009

Expenses

Amortization and accretion	1,640
Exploration	66,174
General and administration	5,882
Management and directors fees	1,256
Professional and consulting fees	3,584
Research	300
Shareholders information	2,736
Stock-based compensation expense	6,589
Wages and subcontracting	5,122

Loss before other items	(93,283)

Gain on disposal of property, plant & equipment	(1,137)
Finance and development costs expensed	(2,733)
Foreign exchange gain	4,065
Net interest income and other	3,670

Loss before Income tax	(89,418)
Income tax	386
Loss after Income tax	(89,032)

Earnings attributable to non-controlling interest	(3,305)

Deficit attributable to shareholders	(92,337)

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

17	United States generally accepted accounting principles (continued)

e)	Development Stage Company (continued)

In accordance with the principles of reverse takeover accounting, the authorized share capital and number of common shares issued are those of the legal parent (the Company). The changes in share capital proceeds, to the date of the reverse takeover, represents the change in share capital of Mintec and is not related to the issuance of the shares by Baja. Since Mintec’s share capital remained unchanged from inception until 2000 and the only other change in Shareholers’ Equity relates to the cumulative deficit, for practical purposes, the Company’s Statements of Changes in Shareholders’ Equity as required by FAS7, is presented from 2000, rather than from inception.

Consolidated Statements of Changes in Shareholders’ Equity

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus($'000)	Deficit ($'000)	Total ($'000)

Balance - December 31, 2000 (from Inception)		13,269,020	146			(30,820)	(30,674)

Loss for the year		-	-			(691)	(691)
Special warrants exercised	0.15	1,636,666	-	-	-	-	-
Capitalization of debt owing to related parties		-	31,432			-	31,432
Stock option exercised	0.17	30,000	-			-	-
Warrants exercised	0.18	224,000	-			-	-

Balance - December 31, 2001		15,159,686	31,578			(31,511)	67

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

17	United States generally accepted accounting principles (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)

Balance – January 1, 2002		15,159,686	31,578	-	-	(31,511)	67
					-
Income for the year		-	-	-	-	481	481
Stock option exercised	0.11	148,500	-	-	-	-	-
Warrants exercised	0.11	245,000	-	-	-	-	-
Special warrants exercised	0.15	980,000	-	-	-	-	-
Cancellation of escrow shares		(274,807)	-	-	-	-	-
Share consolidation (16:1)		(15,242,230)	-	-	-	-	-

Balance - December 31, 2002		1,016,149	31,578	-	-	(31,030)	548
Loss for the year		-	-	-	-	(404)	(404)
Private placement	0.10	5,000,000	-	-	-	-	-
Warrants exercised	0.13	137,450	-	-	-	-	-
Share entitlement correction		5	-	-	-	-	-

Balance - December 31, 2003		6,153,604	31,578	-	-	(31,434)	144

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

17	United States generally accepted accounting principles (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)
Balance – January 1, 2004		6,153,604	31,578	-	-	(31,434)	144
Loss for the year		-	-	-	-	(5,392)	(5,392)
Warrants exercised		600,000	-	-	-	-	-
Shares issued in reverse takeover		40,000,000	46	-	-	-	46
Private placements	0.67	13,410,702	8,941	-	-	-	8,941
Stock-based Compensation		-	-	-	1,397	-	1,397
Stock options exercised	0.20	20,000	4	-	-	-	4
Fair value of options exercised		-	6	-	(6)	-	0
Warrants exercised	0.13	52,000	7	-	-	-	7
Balance - December 31, 2004		60,236,306	40,582	-	1,391	(36,826)	5,147
Loss for the year		-	-	-	-	(7,397)	(7,397)
Private placement (Non-brokered)	0.37	3,505,249	1,006	286	-	-	1,292
Private placement (Brokered)	0.41	8,255,715	2,675	674	-	-	3,349
Agents warrants		-	-	162	-	-	162
Share issue costs		-	(577)	-	-	-	(577)
Warrants exercised	0.14	4,243,550	585	-	-	-	585
Stock-based Compensation		-	-	-	1,354	-	1,354
Options exercised	0.22	40,000	9	-	-	-	9
Fair value of options exercised		-	5	-	(4)	-	1
Balance - December 31, 2005		76,280,820	44,285	1,122	2,741	(44,223)	3,925

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

17	United States generally accepted accounting principles (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)

Balance – January 1, 2006		76,280,820	44,284	1,122	2,741	(44,223)	3,924
Loss for the year		-	-	-	-	(23,222)	(23,222)
Private placement	0.90	25,555,556	17,635	5,365	-	-	23,000

Brokers warrants		-	-	1,341	-	-	1,341
Share issue costs		-	(2,076)	(631)	-	-	(2,707)
Warrants exercised	0.74	4,092,641	3,023	-	-	-	3,023
Fair value of warrants exercised		-	700	(700)	-	-	-
Stock-based Compensation		-	-	-	5,240	-	5,240
Options exercised	0.35	1,955,000	684	-	-	-	684
Fair value of options exercised		-	1,008	-	(1,008)	-	-
Balance - December 31, 2006		107,884,017	65,258	6,497	6,973	(67,445)	11,283
Loss for the year		-	-	-	-	(11,112)	(11,112)
Private placements	1.86	24,215,000	32,613	12,427			45,040
Share issue costs		-	(1,498)	(534)	-	-	(2,032)
Agents warrants issued		-	-	736	-	-	736
Special warrants issued		-	-	48	-	-	48
Warrants exercised	0.79	6,324,497	5,017	-	-	-	5,017
Fair value of warrants exercised		-	1,975	(1,975)	-	-	-
Options exercised	0.37	2,275,000	845	-	-	-	845
Fair value of options exercised		-	1,631	-	(1,631)	-	-
Stock-based Compensation		-	-	-	1,403	-	1,403
Balance - December 31, 2007		140,698,514	105,841	17,199	6,745	(78,557)	51,228

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

17	United States generally accepted accounting principles (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue Price Per Unit	Shares (number)	Shares ($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Total ($'000)

Balance – January 1, 2008		140,698,514	105,841	17,199	6,745	(78,557)	51,228

Income for the year		-	-	-	-	1,715	1,715
Warrants exercised	1.20	2,035,823	2,450	-	-	-	2,450
Fair value of warrants exercised		-	1,122	(1,122)	-	-	-
Options exercised	0.35	330,000	116				116
Fair value of options exercised		-	82	-	(82)	-	-
Stock-based Compensation		-	-	-	1,542		1,542
Contribution relating to funding obligation		-	-	-	69,380	-	69,380
Contribution relating to refundable deposit liability		-	-	-	1,387	-	1,387
Contribution relating to historical expenditure		-	-	-	10,377	-	10,377
Contribution relating to loans from non-controlling interest		-	-	-	22,361	-	22,361

Balance - December 31, 2008		143,064,337	109,611	16,077	111,710	(76,842)	160,556

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

17	United States generally accepted accounting principles (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Changes in Shareholders’ Equity (continued)

	Issue Price Per Unit	Shares (number)	Shares($'000)	Warrants ($'000)	Contributed Surplus ($'000)	Deficit ($'000)	Non-controlling Interest($'000)	Total($'000)

Balance – January 1, 2009		143,064,337	109,611	16,077	111,710	(76,842)	-	160,556

Loss for the period attributed to shareholders		-	-	-	-	(15,495)	-	(15,495)
Profit for the period attributed to non-controlling interest		-	-	-	-	-	3,305	3,305
Options exercised	0.35	330,000	116					116
Fair value of options exercised		-	252	-	(252)	-	-	-
Stock-based Compensation		-	-	-	2,827	-	-	2,827
Contribution relating to loans from non-controlling interest		-	-	-	2,750	-	-	2,750

Balance – December 31, 2009		143,394,337	109,979	16,077	117,035	(92,337)	3,305	154,059

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

17	United States generally accepted accounting principles (continued)

e)	Development Stage Company (continued)

Consolidated Statements of Cash Flows

Cumulative from inception to December 31, 2009
Cash flows from operating activities
Loss for the period	(89,032)
Items not affecting cash
Amortization and accretion	1,899
Fair value of special warrants	805
Accretion of special warrants liability	63
Gain on disposal of property, plant & equipment and construction in progress	1,137
Consulting fees settled by sale of subsidiary	27
Stock-based compensation expense	11,593
Unrealized foreign exchange	(48)
Impairment of property, plant and equipment	125
Finance and development costs expensed	2,733
Income tax provision	(386)
(71,084)
Special Warrants Liability payment	(406)
Reclamation activities undertaken during the period	(517)
Net changes in working capital balances
Other receivables	1,015
Deposits and prepaids	1,145
Accounts payable and accrued liabilities	1,588
(68,259)
Cash flows from investing activities
Redemption of (investment in) short term deposits	(16,350)
Expenditure on capitalized development costs, net	(156,869)
Acquisition of property, plant and equipment	(3,958)
Disposal of property, plant & equipment	2,258
Proceeds of merger	81
(174,838)
Cash flows from financing activities
Advances from related parties	31,439
Net proceeds from issuance of common shares	91,548
Contribution relating to funding of mineral property costs	69,380
Refundable deposit received from sale of property interest	10,186
Loans from non-controlling interest	46,799
249,352
Cash and cash equivalents - End of period	6,255

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

17	United States generally accepted accounting principles (continued)

f)	Accounts payable and accrued liabilities

The following additional information would have been presented if these consolidated financial statements were presented in accordance with US GAAP:

	December 31, 2009	December 31, 2008

Operating payables	652	981
Payables related to development cost of mineral properties	3,194	11,051

	3,846	12,032

g)	Stock-based compensation

The following additional information would have been presented with regards to stock-based compensation if these consolidated financial statements were presented in accordance with US GAAP:

	Number of options	Weighted average fair value
		$

Non-vested – December 31, 2008*	4,296,667	0.63
Granted	2,985,000	0.31
Vested	(2,962,917)	0.58
Forfeited	(630,000)	0.49
Non vested – December 31, 2009	3,688,750	0.44

*

On May 14, 2009, 9,430,000 of the outstanding stock options were re-priced to an exercise price of $0.40 per share. For comparative purposes the resultant change in fair value has been reflected in weighted average fair value of non-vested stock options as at December 31, 2008.

As a result of the stock option modification, incremental stock based compensation of approximately $1,390 was recorded for the period.

The intrinsic value of all outstanding stock options as at December 31, 2009 was estimated at $4,503 based on a closing share price of $0.77. The unrecognized stock based compensation (related to future services) at December 31, 2009 was estimated at $598 which is expected to be recognized over a weighted-average period of 0.54 years.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

17	United States generally accepted accounting principles (continued)

h)	New accounting pronouncements adopted under US GAAP

The Company has adopted the following new standards effective January 1, 2009:

	i)	SFAS 168 (ASU 2009 1) “FASB Accounting Standards Codification”

In July 2009, U.S. GAAP switched to a completely new codification scheme aimed to simplify U.S. GAAP, however, it is not intended to change US GAAP. The statement is effective for financial statements issued for interim and annual periods ending after September 15, 2009 and has been adopted by the Company in the 2009 annual consolidated financial statements.

	ii)	FASB Accounting Standard Codification (“ASC”) No. 805, Business Combinations (“ASC 805”)

This Statement establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this Standard had no impact on the Company’s financial statements.

	iii)	SFAS 160 (ASC Subtopic 805-20) “Non controlling Interests in Consolidated Financial Statements”

In December 2007, the FASB issued SFAS 160, “Non controlling Interests in Consolidated Financial Statements” (“SFAS 160”), which specifies that non controlling interests are to be treated as a separate component of equity, not as a liability or other item outside of equity. Because non controlling interests are an element of equity, increases and decreases in the parent’s ownership interest that leave control intact are accounted for as capital transactions. The statement is effective for business combinations entered into on or after December 15, 2008, and is to be applied prospectively to all non controlling interests, including any that arose before the effective date. The Company adopted this Standard effective January 1, 2009 and the effect of the adoption has been included and discussed under Note 17(a) above.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

17	United States generally accepted accounting principles (continued)

h)	New accounting pronouncements adopted under US GAAP (continued)

	iv)	SFAS 165 (ASC Subtopic 855 10) “Subsequent Events”

In May 2009, the FASB issued Statement of Financial Accounting Standards No. 165, Subsequent Events, (“SFAS 165”). The statement is effective for financial statements ending after June 15, 2009. SFAS 165 establishes general standards of accounting for and disclosure of subsequent events that occur after the balance sheet date. Entities are also required to disclose the date through which subsequent events have been evaluated and the basis for that date. We have evaluated subsequent events through March 26, 2010, the date that these financial statements were issued.

	v)	EITF 07 5 (ASC Topic 815) “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”

In June 2008, FASB Task Force reached a consensus on EITF Issue No. 07 5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock” (EITF 07 5”). The standard provides that an equity linked financial instrument (or embedded feature) would not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. EITF 07 5 is effective for periods beginning on or after December 15, 2008. The Company adopted this Standard effective January 1, 2009 and determined that the adoption had no impact on the Company’s financial statements.

i)	New accounting standards not yet effective under US GAAP

	i)	SFAS-167 (ASC Subtopic 855 10) “Amendments to FASB Interpretation No. 46 (R)”

In June 2009, the FASB issued amended standards for determining whether to consolidate a variable interest entity. These new standards amend the evaluation criteria to identify the primary beneficiary of a variable interest entity and requires ongoing reassessment of whether an enterprise is the primary beneficiary of the variable interest entity. The provisions of the new standards are effective for annual reporting periods beginning after November 15, 2009 and interim periods within those fiscal years. These standards will be effective for us beginning in the first quarter of fiscal 2010. The adoption of the new standards will not have an impact on our consolidated financial position, results of operations and cash flows.

Baja Mining Corp.
Notes to the Consolidated Financial Statements
For the year ended December 31, 2009

(expressed in thousands of Canadian dollars, unless stated otherwise)

17	United States generally accepted accounting principles (continued)

i)	New accounting standards not yet effective under US GAAP (continued)

	ii)	Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,”

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures,” which amends Subtopic 820-10 of the FASB Accounting Standards Codification to require new disclosures for fair value measurements and provides clarification for existing disclosures requirements. More specifically, this update will require (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The Company does not anticipate that the adoption of this statement will materially expand its consolidated financial statement footnote disclosures.

18	Subsequent events

a)	On February 2, 2010, the Company paid the current portion of the special warrant liability of US$333 to CONANP (note 7(a)).

b)

On March 8, 2010, the Company filed a preliminary short form base shelf prospectus which will allow the Company to make offerings of any combination of common shares, debt securities, warrants, share purchase contracts and subscriptions receipts for up to $500,000.

c)

As mentioned in Note 13 (c) the Company’s Vancouver lease expires in September 2010. As such the Company has agreed to an office lease proposal at a new location subsequent to year-end. The new lease commits the Company to a 10 year lease at an average monthly lease of $53 per month. In addition to the monthly lease payments, the Company has provided a security deposit of $480, and is committed to providing a letter of credit (“LC”) equal to the tenant improvement allowance, estimated at $760, prior to occupancy. The LC obligation will reduce evenly over the 10 year lease beginning after the second year of the lease.